Filed by Peoples Financial Services Corp.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Penseco Financial Services Corporation
Commission File No. 000-23777

NEWS RELEASE
TO BUSINESS EDITOR:

PEOPLES FINANCIAL SERVICES CORP. REPORTS EARNINGS

Hallstead, PA, July 12 – Peoples Financial Services Corp. (OTCBB:PFIS) today reported earnings for the six months ended June 30, 2013, of $4,562 thousand or $1.48 per share, a decrease of $142 thousand or 3.0%, compared to $4,704 thousand or $1.51 per share for the same period last year. Earnings for the second quarter 2013 totaled $2,282 thousand or $0.74 per share compared to $2,284 thousand or $0.73 per share for the second quarter of 2012.

Return on average assets was 1.34% for the second quarter and 1.37% for the first half of 2013, compared to 1.46% and 1.51% for the respective periods of 2012. Return on average stockholders’ equity was 13.78% and 14.02%, respectively, for the second quarter and year-to-date 2013, compared to 15.36% and 16.02% for the same periods of 2012.

“The slight decrease in comparable first half earnings were caused primarily by higher levels of noninterest expense and income taxes which more than offset the improvement in our net interest income and the reduction in the provision for loan losses,” stated Alan W. Dakey, President and Chief Executive Officer. “We look for improved financial performance with the completion of our pending merger with Penseco Financial Services Corporation expected to take effect in the fourth quarter of 2013 provided all approvals are received. This business combination is unique as it brings together two strong community banks that were each founded in Northeastern Pennsylvania as opposed to recent takeovers of local community banks by out of market financial institutions. We believe our ability to continue to operate as a local community bank after the completion of the transaction will benefit the communities of Northeastern Pennsylvania and Southern New York through offering exceptional personalized service and a significantly enhanced product and service line. Moreover, we believe this transaction improves the prospects for increased long-term shareholder value by increasing the potential of share liquidity through the planned post closing NASDAQ listing and raising the dividend by approximately 35%,” concluded Dakey.

HIGHLIGHTS

•	Net interest income for the first six months improved 5.1% over the prior year.

•	Dividends per share increased 9.5% in 2013.

•	Year-to-year loan growth approximated 7.7%.

•	Deposits grew $22.6 million in the first half of 2013.

•	Nonperforming assets decreased 6.3% in the second quarter 2013.

INCOME STATEMENT REVIEW

Tax-equivalent net interest income for the six months ended June 30, improved $471 thousand or 3.9% to $12,625 thousand in 2013 from $12,154 thousand in 2012. A slight improvement of $46 thousand in tax-equivalent interest revenue was supplemented by a material decrease in interest expense of $425 thousand. Growth in average earning assets of $41.0 million offset partially by a 29 basis point decrease in the tax-equivalent yield on earning assets were the primary factors contributing to the increase in interest revenue. Specifically, the tax-equivalent yield on the loan portfolio decreased 18 basis points to 5.27% for the first half of 2013 from 5.45% for the same period of 2012. In addition, average loans increased $20.8 million or 4.5% comparing the six months ended June 30, 2013 and 2012.  The tax-equivalent yield on the investment portfolio decreased 32 basis points to 3.08% in 2013 from 3.40% in 2012. Average investments increased $10.7 million or 7.9% in 2013. Partially offsetting the negative effects of the yield decrease and aiding the positive effects of earning asset growth was a decrease of 23 basis points in the cost of funds, which was the primary factor leading to the decreased interest expense. The tax-equivalent net interest margin for the six months ended June 30, decreased 11 basis points to 3.99% in 2013 from 4.10% in 2012. The net interest margin for the second quarter of 2013 was 4.03%, compared to 3.96% the previous quarter.

The provision for loan losses was $330 thousand for the six months ended June 30, 2013, and $1,035 thousand for the same six months of 2012.  The provision for loan losses was $165 thousand for the second quarter of 2013 compared to $390 thousand for the same period last year.

Noninterest income totaled $2,348 thousand for the six months ended June 30, 2013, a decrease of $225 thousand or 8.7% from $2,573 thousand for the same six months of last year.  Mortgage banking income increased 9.8% to $413 thousand in 2013 from $376 thousand in 2012.  For the second quarter, noninterest income decreased $214 thousand to $1,123 thousand in 2013, from $1,337 thousand in 2012.

Noninterest expense for the six months ended June 30, increased $897 thousand or 12.4% to $8,109 thousand in 2013 from $7,212 thousand in 2012. Employee-related costs rose $479 thousand or 13.8% as a result of increases in staffing, higher health insurance costs and normal merit increases. Additional equipment-related costs resulted in a $126 thousand or 8.1% increase in net occupancy and equipment expense. Other expenses increased $292 thousand or 13.3% comparing the six months ended June 30, 2013 and 2012. For the second quarter, noninterest expense totaled $4,158 thousand in 2013, an increase of $260 thousand or 6.7% from $3,898 thousand in 2012.

BALANCE SHEET REVIEW

Total assets equaled $689.0 million at June 30, 2013, an increase of $50.3 million compared to $638.7 million at June 30, 2012. Strong loan demand resulted in an increase of $35.1 million or 7.7% in loans, net of unearned income, to $492.2 million at the close of the second quarter of 2013 from $457.1 million one year earlier. There were $19.6 million in federal funds sold as of the end of the second quarter of 2013 compared to $13.1 million at the same point in 2012 as deposit growth ramped up in the second quarter of 2013. Investment securities available-for-sale amounted to $138.8 million at June 30, 2013, and $128.6 million at June 30, 2012. Despite strong competition for deposits within our market area, total deposits increased $58.8 million comparing June 30, 2013 and 2012.

Stockholders’ equity equaled $67.6 million or $21.89 per share at June 30, 2013, and $63.9 million or $20.48 per share at June 30, 2012. Included in stockholders’ equity was accumulated other comprehensive income related entirely to net unrealized holding gains on available-for-sale investment securities of $3,038 thousand at June 30, 2013, compared to accumulated other comprehensive income of $4,559 thousand at the end of the same period of 2012. Dividends declared for the first six months were $0.46 per share in 2013 and $0.42 per share in 2012.

Nonperforming assets equaled $11.8 million or 2.39% of loans, net of unearned income and foreclosed assets at June 30, 2013, compared to $9.8 million or 2.14% one year earlier. The slight deterioration in asset quality resulted from an increase in nonaccrual loans and foreclosed assets partially offset by a decrease in accruing loans past due 90 days or more.

The allowance for loan losses equaled $6.7 million or 1.37% of loans, net of unearned income, at June 30, 2013, compared to $5.9 million or 1.29% at June 30, 2012. The allowance for loan losses covered 57.1% of nonperforming assets at the end of the second quarter of 2013, compared to 60.3% at the same time last year. Loans charged-off, net of recoveries, for the six months ended June 30, equaled $176 thousand or 0.07% of average loans outstanding in 2013 compared to $468 thousand or 0.21% of average loans outstanding in 2012.

Peoples Financial Services Corporation is the parent company of Peoples Neighborhood Bank (the “Bank”), an independent community bank serving Lackawanna, Wyoming and Susquehanna Counties in Pennsylvania and Broome County in New York through twelve offices. Each office, interdependent with the community, offers a comprehensive array of financial products and services to individuals, businesses, not-for-profit organizations and government entities. In addition, customers can take advantage of PNB Online Banking services by accessing the Company's website at http://www.peoplesnatbank.com. Peoples Wealth Management, a division of the Bank’s subsidiary Peoples Advisors LLC, provides investment advisory services to the general public. The Company's business philosophy includes offering direct access to senior management and other officers and providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures and consistently applied credit policies.

ADDITIONAL INFORMATION ABOUT THE MERGER:

Peoples Financial Services Corp. will be filing a registration statement, which will include a joint proxy statement/prospectus of Penseco Financial Services Corporation and Peoples Financial Services Corp., and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENTS/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC’s website, http://www.sec.gov/. In addition, documents filed with the SEC by Penseco Financial Services Corporation will be available free of charge by written request to Mr. Patrick M. Scanlon, Senior Vice President, Finance Division Head, Penn Security Bank & Trust Company, 150 North Washington Avenue, Scranton, Pennsylvania 18503 or oral request to Mr. Scanlon at (570)346-7741, extension 2316.

Documents filed with the SEC by Peoples Financial Services Corp. will be available free of charge by written request to Mr. Scott A. Seasock, Senior Vice President and Chief Financial Officer, Peoples Financial Services Corp., 82 Franklin Avenue, Hallstead, Pennsylvania 18822 or oral request to Mr. Seasock at (570)879-6122.

The directors, executive officers, and certain other members of management and employees of Penseco Financial Services Corporation and Peoples Financial Services Corp. are participants in the solicitation of proxies in favor of the merger from the shareholders of Penseco Financial Services Corporation and Peoples Financial Services Corp. Information about the directors and executive officers of Penseco Financial Services Corporation is set forth in its Annual Report on Form 10-K filed on March 14, 2013 for the year ended December 31, 2012 (including the definitive proxy statement filed on April 1, 2013, and incorporated by reference therein). Additional information regarding the interests of such participants, as well as information about the directors and executive officers of Peoples Financial Services Corp. will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

This document is not an offer to sell shares of Peoples Financial Services Corp. securities which may be issued in the proposed transaction. Such securities are offered only by means of the joint proxy statement/prospectus referred to above.

Summary Data
Peoples Financial Services Corp.
Five Quarter Trend
(In thousands, except per share data)

	June 30	March 31	Dec 31	Sept 30	June 30
	2013	2013	2012	2012	2012

Key performance data:

Per share data:
Net income	$0.74	$0.74	$0.70	$0.72	$0.73
Cash dividends declared	$0.23	$0.23	$0.22	$0.22	$0.21
Book value	$21.89	$21.98	$21.46	$21.05	$20.48
Tangible book value	$21.74	$21.81	$21.29	$20.87	$20.29
Market value:
High	$39.90	$34.00	$31.00	$31.00	$30.00
Low	$33.00	$30.05	$29.50	$28.80	$28.00
Closing	$35.25	$33.00	$30.50	$29.85	$29.00
Market capitalization	$108,824	$101,795	$94,070	$93,083	$90,432
Common shares outstanding	3,087,206	3,084,706	3,084,256	3,118,356	3,118,356

Selected ratios:

Return on average stockholders' equity	13.78%	14.26%	13.51%	14.26%	15.36%

Return on average assets	1.34%	1.40%	1.31%	1.38%	1.46%

Stockholders' equity to total assets	9.81%	10.00%	9.86%	10.11%	10.00%

Efficiency ratio	56.96%	56.35%	54.77%	55.87%	55.20%

Nonperforming assets to loans, net, and foreclosed assets	2.39%	2.61%	2.66%	2.23%	2.14%

Net charge-offs to average loans, net	0.05%	0.10%	0.04%	-0.04%	0.05%

Allowance for loan losses to loans, net	1.37%	1.38%	1.41%	1.34%	1.29%

Earning assets yield (FTE)	4.69%	4.67%	4.57%	4.75%	4.96%

Cost of funds	0.85%	0.91%	0.99%	1.08%	1.10%

Net interest spread (FTE)	3.84%	3.76%	3.58%	3.67%	3.86%

Net interest margin (FTE)	4.03%	3.96%	3.79%	3.89%	4.09%

Peoples Financial Services Corp.
Consolidated Statements of Income
(In thousands, except per share data)

Six Months Ended	June 30	June 30
	2013	2012

Interest income:
Interest and fees on loans:
Taxable	$11,633	$11,197
Tax-exempt	589	812
Interest and dividends on investment securities available-for-sale:
Taxable	1,165	1,239
Tax-exempt	696	687
Dividends	12	15
Interest on interest-bearing balances with banks	2	5
Interest on federal funds sold	14
Total interest income	14,111	13,955

Interest expense:
Interest on deposits	1,972	2,119
Interest on short-term borrowings	64	111
Interest on long-term debt	112	343
Total interest expense	2,148	2,573
Net interest income	11,963	11,382
Provision for loan losses	330	1,035
Net interest income after provision for loan losses	11,633	10,347

Noninterest income:
Service charges, fees and commissions	1,632	1,540
Wealth management income	394	281
Mortgage banking income	413	376
Net gains (losses) on sale of investment securities available-for-sale	(1)	383
Net gains (losses) on sale of other real estate	(90)	(7)
Total noninterest income	2,348	2,573

Noninterest expense:
Salaries and employee benefits expense	3,958	3,479
Net occupancy and equipment expense	1,669	1,543
Other expenses	2,482	2,190
Total noninterest expense	8,109	7,212
Income before income taxes	5,872	5,708
Provision for income tax expense	1,310	1,004
Net income	$4,562	$4,704

Other comprehensive income (loss):
Unrealized holding gains (losses) on investment securities available-for-sale	$(2,786)	$1,768
Reclassification adjustment for losses (gains) included in net income	1	(383)
Income tax expense (benefit) related to other comprehensive income	(947)	471
Other comprehensive income (loss), net of income taxes	(1,838)	914
Comprehensive income	$2,724	$5,618

Per share data:
Net income	$1.48	$1.51
Cash dividends declared	$0.46	$0.42
Average common shares outstanding	3,085,216	3,118,269

Peoples Financial Services Corp.
Consolidated Statements of Income
(In thousands, except per share data)

Three months ended	June 30	March 31	Dec 31	Sept 30	June 30
	2013	2013	2012	2012	2012

Interest income:
Interest and fees on loans:
Taxable	$6,003	$5,630	$5,732	$5,698	$5,682
Tax-exempt	291	298	299	316	393
Interest and dividends on investment securities available-for-sale:
Taxable	580	585	528	558	603
Tax-exempt	347	349	330	325	328
Dividends	6	6	4	6	8
Interest on interest-bearing balances with banks	1	1	3	2	1
Interest on federal funds sold	7	7	12	11
Total interest income	7,235	6,876	6,908	6,916	7,015

Interest expense:
Interest on deposits	986	986	1,086	1,115	1,071
Interest on short-term borrowings	37	27	26	29	49
Interest on long-term debt	35	77	120	163	170
Total interest expense	1,058	1,090	1,232	1,307	1,290
Net interest income	6,177	5,786	5,676	5,609	5,725
Provision for loan losses	165	165	330	330	390
Net interest income after provision for loan losses	6,012	5,621	5,346	5,279	5,335

Noninterest income:
Service charges, fees and commissions	824	808	882	804	797
Wealth management income	197	197	164	180	138
Mortgage banking income	173	240	297	277	302
Net gains (losses) on sale of investment securities available-for-sale	(1)				99
Net gains (losses) on sale of other real estate	(70)	(20)	(331)		1
Total noninterest income	1,123	1,225	1,012	1,261	1,337

Noninterest expense:
Salaries and employee benefits expense	2,090	1,868	1,776	1,792	1,749
Net occupancy and equipment expense	830	839	790	747	753
Other expenses	1,238	1,244	1,097	1,299	1,396
Total noninterest expense	4,158	3,951	3,663	3,838	3,898
Income before income taxes	2,977	2,895	2,695	2,702	2,774
Provision for income tax expense	695	615	519	462	490
Net income	$2,282	$2,280	$2,176	$2,240	$2,284

Other comprehensive income:
Unrealized holding gains (losses) on investment securities available-for-sale	$(2,806)	$20	$159	$321	$1,791
Reclassification adjustment for losses (gains) included in net income	1				(99)
Income tax expense (benefit) related to other comprehensive income	(954)	7	54	109	575
Other comprehensive income (loss), net of income taxes	(1,851)	13	105	212	1,117
Comprehensive income	$431	$2,293	$2,281	$2,452	$3,401

Per share data:
Net income	$0.74	$0.74	$0.70	$0.72	$0.73
Cash dividends declared	$0.23	$0.23	$0.22	$0.22	$0.21
Average common shares outstanding	3,085,937	3,084,487	3,113,524	3,118,356	3,118,429

Peoples Financial Services Corp.
Details of Net Interest and Net Interest Margin
(In thousands, fully taxable equivalent basis)

Three months ended	June 30	March 31	Dec 31	Sept 30	June 30
	2013	2013	2012	2012	2012

Net interest income:
Interest income
Loans, net:
Taxable	$6,003	$5,630	$5,732	$5,698	$5,682
Tax-exempt	440	452	453	479	595
Total loans, net	6,443	6,082	6,185	6,177	6,277
Investments:
Taxable	586	591	532	564	611
Tax-exempt	526	529	500	492	497
Total investments	1,112	1,120	1,032	1,056	1,108
Interest-bearing balances with banks	1	1	3	2	1
Federal funds sold	7	7	12	11
Total interest income	7,563	7,210	7,232	7,246	7,386
Interest expense:
Deposits	986	986	1,086	1,115	1,071
Short-term borrowings	37	27	26	29	49
Long-term debt	35	77	120	163	170
Total interest expense	1,058	1,090	1,232	1,307	1,290
Net interest income	$6,505	$6,120	$6,000	$5,939	$6,096

Loans, net:
Taxable	5.29%	5.23%	5.22%	5.31%	5.43%
Tax-exempt	5.39%	5.53%	5.49%	5.59%	5.65%
Total loans, net	5.30%	5.25%	5.24%	5.34%	5.45%
Investments:
Taxable	2.42%	2.37%	2.07%	2.42%	2.49%
Tax-exempt	4.48%	4.56%	5.41%	5.90%	5.94%
Total investments	3.10%	3.07%	2.95%	3.33%	3.37%
Interest-bearing balances with banks	1.41%	0.48%	0.93%	0.52%	0.37%
Federal funds sold	0.20%	0.37%	0.25%	0.23%
Total earning assets	4.69%	4.67%	4.57%	4.75%	4.96%
Interest expense:
Deposits	0.82%	0.86%	0.93%	0.99%	1.03%
Short-term borrowings	0.81%	0.77%	0.77%	0.85%	0.61%
Long-term debt	4.96%	3.98%	3.61%	3.66%	3.67%
Total interest-bearing liabilities	0.85%	0.91%	0.99%	1.08%	1.10%
Net interest spread	3.84%	3.76%	3.58%	3.67%	3.86%
Net interest margin	4.03%	3.96%	3.79%	3.89%	4.09%

Peoples Financial Services Corp.
Consolidated Balance Sheets
(In thousands, except per share data)

	June 30	March 31	Dec 31	Sept 30	June 30
At period end	2013	2013	2012	2012	2012

Assets:
Cash and due from banks	$9,459	$7,591	$9,777	$8,014	$8,084
Interest-bearing balances with banks	298	248	1,126	1,268	1,175
Federal funds sold	19,600	15,410	17,180	3,525	13,130
Investment securities available-for-sale	138,758	146,665	147,780	139,083	128,596
Loans held for sale	1,105	785	1,917	1,204	2,242
Loans, net	492,213	479,255	465,773	470,415	457,054
Less: allowance for loan losses	6,735	6,635	6,581	6,297	5,916
Net loans	485,478	472,620	459,192	464,118	451,138
Premises and equipment, net	8,748	8,645	8,685	8,581	8,716
Accrued interest receivable	3,481	3,433	3,272	3,391	2,903
Other assets	22,047	22,385	22,594	20,232	22,730
Total assets	$688,974	$677,782	$671,523	$649,416	$638,714

Liabilities:
Deposits:
Noninterest-bearing	$112,063	$106,516	$102,322	$97,950	$96,692
Interest-bearing	484,872	476,045	471,989	456,462	441,419
Total deposits	596,935	582,561	574,311	554,412	538,111
Short-term borrowings	17,972	19,975	12,764	13,598	13,233
Long-term debt	2,717	2,925	13,130	13,333	18,533
Accrued interest payable	211	204	425	263	248
Other liabilities	3,549	4,324	4,697	2,171	4,713
Total liabilities	621,384	609,989	605,327	583,777	574,838

Stockholders' equity:

Common stock, par value $2.00 authorized 12,500,000, shares issued 3,341,251;	6,683	6,683	6,683	6,683	6,683
Capital surplus	3,191	3,160	3,155	3,153	3,155
Retained earnings	60,923	59,352	57,781	56,291	54,738
Accumulated other comprehensive income	3,038	4,889	4,876	4,771	4,559
Less: Treasury stock, at cost, shares held 254,045; 256,545; 256,995; 222,895; 222,895	6,245	6,291	6,299	5,259	5,259
Total stockholders' equity	67,590	67,793	66,196	65,639	63,876
Total liabilities and stockholders' equity	$688,974	$677,782	$671,523	$649,416	$638,714

Peoples Financial Services Corp.
Consolidated Balance Sheets
(In thousands, except per share data)

	June 30	March 31	Dec 31	Sept 30	June 30
Average quarterly balances	2013	2013	2012	2012	2012

Assets:
Loans, net:
Taxable	$455,318	$438,073	$436,953	$426,500	$421,204
Tax-exempt	32,703	33,218	32,844	34,092	42,392
Total loans, net	488,021	471,291	469,797	460,592	463,596
Investments:
Taxable	97,014	101,328	102,244	92,860	98,659
Tax-exempt	47,066	47,197	36,785	33,180	33,624
Total investments	144,080	148,525	139,029	126,040	132,283
Interest-bearing balances with banks	286	841	1,282	1,523	1,078
Federal funds sold	14,238	7,652	18,898	19,168	1,936
Total earning assets	646,625	628,309	629,006	607,323	598,893
Other assets	34,432	34,081	34,297	40,111	31,073
Total assets	$681,057	$662,390	$663,303	$647,434	$629,966

Liabilities and stockholders' equity:
Deposits:
Interest-bearing	$480,084	$467,597	$466,604	$449,946	$419,987
Noninterest-bearing	108,037	102,126	100,685	98,725	94,920
Total deposits	588,121	569,723	567,289	548,671	514,907
Short-term borrowings	18,229	14,289	13,437	13,638	32,446
Long-term debt	2,828	7,868	13,239	17,735	18,641
Other liabilities	5,445	5,687	5,271	4,908	4,175
Total liabilities	614,623	597,567	599,236	584,952	570,169
Stockholders' equity	66,434	64,823	64,067	62,482	59,797
Total liabilities and stockholders' equity	$681,057	$662,390	$663,303	$647,434	$629,966

Peoples Financial Services Corp.
Asset Quality Data
(In thousands)

	June 30	March 31	Dec 31	Sept 30	June 30
At quarter end	2013	2013	2012	2012	2012

Nonperforming assets:
Nonaccrual/restructured loans	$9,416	$9,717	$9,574	$7,453	$7,177
Accruing loans past due 90 days or more	419	850	861	804	737
Foreclosed assets	1,958	2,013	2,003	2,304	1,889
Total nonperforming assets	$11,793	$12,580	$12,438	$10,561	$9,803

Three months ended

Allowance for loan losses:
Beginning balance	$6,635	$6,581	$6,297	$5,916	$5,589
Charge-offs	105	169	62	35	84
Recoveries	40	58	16	86	21
Provision for loan losses	165	165	330	330	390
Ending balance	$6,735	$6,635	$6,581	$6,297	$5,916

SOURCE Peoples Financial Services Corp.
/Contact: MEDIA/INVESTORS, Scott A. Seasock, 570.879.2175 or scotts@peoplesnatbank.com

Co:	Peoples Financial Services Corp.
St:	Pennsylvania
In:	Fin

Except for the historical information contained, herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties in the banking industry and overall economy. Such risks and uncertainties are detailed in the Company's Annual Report.